FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2008

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

September 30, 2008

Mr. Guillermo Larraín Ríos
Superintendent of Securities and Insurance
Santiago

MATERIAL INFORMATION

Dear Sir,

     In accordance with clauses 9 and 10.2 of the Securities Market Law 18,045 and General Rule No.30, I inform the Superintendence of the following material information:

     The final procedures for legalizing the dissolution of the Panamanian subsidiary Compañía Eléctrica Cono Sur S.A. have been completed today. Endesa Chile had a 99.99% stake in Compañía Eléctrica Cono Sur S.A. as of September 1, 2008, the date of its extraordinary shareholder’s meeting that agreed its dissolution.

     Compañía Eléctrica Cono Sur S.A. was an investment company of Empresa Nacional de Electricidad S.A. in most of the electricity generation assets located in Peru, Colombia and Brazil, shareholdings which now become held directly by Endesa Chile.

     This corporate restructuring process through the dissolution of this investment vehicle will have an estimated negative impact on results for the year 2008 of ThCh$14,269,000 approx., due to tax charges in Chile and some of the jurisdictions mentioned above, which will be compensated by the use of the credit for taxes paid abroad, which benefits the dividends that Endesa Chile will receive directly in Chile, to the extent that it complies with the requirements of the tax law in order to have rights to that benefit. This fiscal credit is estimated to amount to ThCh$43,132,000 approx. over the period 2009 to 2012.

     Yours sincerely,

Rafael Mateo A.
           Chief Executive Officer

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SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

	By:	/s/ RAFAEL MATEO A.

Rafael Mateo A.

Chief Executive Officer

Dated: September 30, 2008